

July 12, 2012

<u>Via E-Mail</u>
Mr. James G. Jackson
Breitburn Energy Partners L.P.
Chief Financial Officer
515 South Flower Street, Suite 4800
Los Angeles, California 90071

      Re: **Breitburn Energy Partners L.P.**
                  Form 10-K for the Fiscal Year ended December 31, 2011
                  Filed February 29, 2012
                  File No. 1-33055

Dear Mr. Jackson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Karl Hiller *for*

                                        Brad Skinner
                                        Sr. Assistant Chief Accountant